22 March 2005	Page 1 of 1
Press release

Published Tuesday 22 March 2005, at 11:30 CET

Correction to Sanitec’s press release on 18 March 2005 at 14:00 CET

Sanitec has extended its offer to purchase its EUR 260 million 9% p.a. Senior Notes (“Notes”) until Thursday 7 April 2005.

Link to press release “Sanitec's offer to purchase its High Yield Bond extended”, 18 March 2005